UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Rally Software Development Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

751198 10 2
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 751198 10 2	13G	Page 2 of 12 Pages

1.		Name of Reporting Person. Boulder Ventures IV (Annex), L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.0%
12.		Type of Reporting Person PN

(1) This Schedule 13G is filed by Boulder Ventures IV (Annex), L.P., Boulder Ventures IV, L.P., BV Partners IV, LLC, Boulder Ventures V, L.P., BV Partners V, LLC, Kyle Lefkoff, Jonathan L. Perl and Peter A. Roshko (collectively the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" of this Schedule 13G.

CUSIP No. 751198 10 2	13G	Page 3 of 12 Pages

1.		Name of Reporting Person. Boulder Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.0%
12.		Type of Reporting Person PN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

CUSIP No. 751198 10 2	13G	Page 4 of 12 Pages

1.		Name of Reporting Person. BV Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.0%
12.		Type of Reporting Person PN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

CUSIP No. 751198 10 2	13G	Page 5 of 12 Pages

1.		Name of Reporting Person. Boulder Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.0%
12.		Type of Reporting Person PN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

CUSIP No. 751198 10 2	13G	Page 6 of 12 Pages

1.		Name of Reporting Person. BV Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.0%
12.		Type of Reporting Person PN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

CUSIP No. 751198 10 2	13G	Page 7 of 12 Pages

1.		Name of Reporting Person. Kyle Lefkoff
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,500 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 20,500 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 20,500 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.		Type of Reporting Person IN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 25,218,789 shares of the Issuer's common stock outstanding as of December 1, 2014 as reported on the facing page of the Issuer's Form 10-Q for the period ended October 31, 2014.

CUSIP No. 751198 10 2	13G	Page 8 of 12 Pages

1.		Name of Reporting Person. Jonathan L. Perl
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,937 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 19,937 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 19,937 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.		Type of Reporting Person IN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 25,218,789 shares of the Issuer's common stock outstanding as of December 1, 2014 as reported on the facing page of the Issuer's Form 10-Q for the period ended October 31, 2014.

CUSIP No. 751198 10 2	13G	Page 9 of 12 Pages

1.		Name of Reporting Person. Peter A. Roshko
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 30,060 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 30,060 shares
	8.	Shared Dispositive Power 0 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 30,060 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.		Type of Reporting Person IN

(1) The Reporting Person expressly disclaim status as a "group" for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 25,218,789 shares of the Issuer's common stock outstanding as of December 1, 2014 as reported on the facing page of the Issuer's Form 10-Q for the period ended October 31, 2014.

CUSIP No. 751198 10 2	13G	Page 10 of 12 Pages

Item 1(a).	Name of Issuer:
Rally Software Development Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3333 Walnut Street Boulder, CO 80301
Item 2(a).	Name of Persons Filing:

Boulder Ventures IV (Annex), L.P.  (“BV IV Annex LP”)
Boulder Ventures IV, L.P. (“BV IV LP”)
BV Partners IV, L.L.C. (“BV IV LLC”)
Boulder Ventures V, L.P. (“BV V LP”)
BV Partners V, L.L.C. (“BV V LLC”)
Kyle Lefkoff (“Lefkoff”)
Jonathan L. Perl (“Perl”)
Peter A. Roshko (“Roshko”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1941 Pearl Street, Suite 300 Boulder, CO 80302
Item 2(c).	Citizenship:
Entitities: Individuals:
BV IV Annex LP - Delaware
BV IV LP - Delaware
BV IV LLC - Delaware
BV V LP - Delaware
BV V LLC - Delaware

Lefkoff - United States of America
Perl - United States of America
Roshko - United States of America

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
751198 10 2
Item 3.	Not applicable.

CUSIP No. 751198 10 2	13G	Page 11 of 12 Pages

Item 4.                                Ownership.

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this statement on Schedule 13G/A is provided as of December 31, 2014:

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
BV IV Annex LP	0	0	0	0	0	0	0.0%
BV IV LP	0	0	0	0	0	0	0.0%
BV IV LLC	0	0	0	0	0	0	0.0%
BV V LP	0	0	0	0	0	0	0.0%
BV V LLC	0	0	0	0	0	0	0.0%
Lefkoff	20,500	20,500	0	20,500	0	20,500	0.1% (1)
Perl	19,937	19,937	0	19,937	0	19,937	0.1% (1)
Roshko	30,060	30,060	0	30,060	0	30,060	0.1% (1)
_______________________

(1) Percentages are calculated based upon 25,218,789 shares of the Issuer's common stock outstanding as of December 1, 2014 as reported on the facing page of the Issuer's Form 10-Q for the period ended October 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

Item. 10.	Certification.

Not applicable.

CUSIP No. 751198 10 2	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 17, 2015

BOULDER VENTURES IV (ANNEX), L.P.

By:           BV Partners IV, L.L.C.
Its:           General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES IV, L.P.

By:           BV Partners IV, LLC
Its:           General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES V, L.P.

By:           BV Partners V, LLC
Its:           General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

By: /s/ Kyle Lefkoff
Kyle Lefkoff

By: /s/ Jonathan L. Perl
Jonathan L. Perl

By: /s/ Peter A. Roshko
Peter A. Roshko

Exhibit:

A—Joint Filing Agreement (incorporated by reference from Exhibit A to Schedule 13G filed on January 16, 2014)